Exhibit 99.2

Aptorum Group Announces Closing of $9.0 Million Public Offering

NEW YORK-- Aptorum Group Limited (Nasdaq: APM, Euronext Paris: APM) (“Aptorum Group” or “Aptorum”), a biopharmaceutical company focused on novel technologies including the targeting of infectious diseases, today announced the closing of a public offering of 2,769,231 Aptorum’s Class A ordinary shares (or ordinary share equivalents) and warrants to purchase up to 2,769,231 Class A Ordinary Shares, at a combined public offering price of $3.25 per share and related warrant.  The warrants have an exercise price of $3.25 per share, are exercisable immediately upon issuance and expire on the five year anniversary of the date of issuance.

H.C. Wainwright & Co. acted as the exclusive placement agent for the offering.

The gross proceeds to Aptorum Group from the offering are approximately $9.0 million, before deducting the placement agents’ fees and other estimated offering expenses. Aptorum Group intends to use the net proceeds from the offering primarily to conduct further analyses of SACT-1 (a repurposed drug for neuroblastoma & other solid Tumors) and ALS-4 (a small drug molecule candidate for Staphylococcus aureus including MRSA), which are currently on track for IND submission to commence Phase 1b/2a human clinical trials and undergoing final stages of IND enabling studies to initiate Phase 1 human clinical trials respectively, and to accelerate the developments of our pipeline into their respective clinical phases, as well as for expanding businesses, working capital and general corporate purposes.

A registration statement on Form F-1 relating to this offering (file number 333-248743) was declared effective by the Securities and Exchange Commission (“SEC”) on September 29, 2020 and an additional registration statement on Form F-1MEF (file number 333-249140) filed pursuant to Rule 462(b) became effective upon filing on that same date. The offering of the Company’s securities was made by means of a prospectus forming a part of the registration statement. The registration statements on Form F-1 and Form F-1MEF and the final prospectus relating to the Offering are available on the SEC’s website at www.sec.gov. Copies of the final prospectus relating to the offering may be obtained by contacting H.C. Wainwright & Co. at 430 Park Avenue, New York, New York 10022, by telephone: (212) 356-0500, or by email at info@hcwco.com.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy these securities, nor shall there be any sale of these securities in any state or other jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or other jurisdiction.

About Aptorum Group

Aptorum Group Limited (Nasdaq: APM, Euronext Paris: APM) is a pharmaceutical company dedicated to the discovery, development and commercializing of therapeutic assets to treat diseases with unmet medical needs, particularly infectious diseases and cancers (including orphan oncology indications). The pipeline of Aptorum is also enriched through the establishment of drug discovery platforms that enable the discovery of new therapeutics assets through programs such as the systematic screening of existing approved drug molecules and microbiome-based research platform for treatments of metabolic diseases. In addition to the above main focus, the company is also pursuing therapeutic and diagnostic projects in neurology, gastroenterology, metabolic disorders, women’s health and other disease areas. Aptorum also has projects focused on surgical robotics and natural supplement for women undergoing menopause and experiencing related symptoms.

For more information about Aptorum Group, please visit www.aptorumgroup.com.

Disclaimer and Forward-Looking Statements

This press release does not constitute an offer to sell or a solicitation of offers to buy any securities of Aptorum Group.

This press release includes statements concerning Aptorum Group Limited and its future expectations, plans and prospects that constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. For this purpose, any statements contained herein that are not statements of historical fact may be deemed to be forward-looking statements. In some cases, you can identify forward-looking statements by terms such as “may,” “should,” “expects,” “plans,” “anticipates,” “could,” “intends,” “target,” “projects,” “contemplates,” “believes,” “estimates,” “predicts,” “potential,” or “continue,” or the negative of these terms or other similar expressions. Aptorum Group has based these forward-looking statements, which include statements regarding projected timelines for application submissions and trials, largely on its current expectations and projections about future events and trends that it believes may affect its business, financial condition and results of operations. These forward-looking statements speak only as of the date of this press release and are subject to a number of risks, uncertainties and assumptions including, without limitation, risks related to its announced management and organizational changes, the continued service and availability of key personnel, its ability to expand its product assortments by offering additional products for additional consumer segments, development results, the company’s anticipated growth strategies, anticipated trends and challenges in its business, and its expectations regarding, and the stability of, its supply chain, and the risks more fully described in Aptorum Group’s Form 20-F and other filings that Aptorum Group may make with the SEC in the future, as well as the prospectus that received the French Autorité des Marchés Financiers visa n°20-352 on 16 July 2020.

As a result, the projections included in such forward-looking statements are subject to change and actual results may differ materially from those described herein. Aptorum Group assumes no obligation to update any forward-looking statements contained in this press release as a result of new information, future events or otherwise.

This announcement is not a prospectus within the meaning of the Regulation (EU) n°2017/1129 of 14 June 2017 as amended by Regulations Delegated (EU) n°2019/980 of 14 March 2019 and n°2019/979 of 14 March 2019.

This press release is provided “as is” without any representation or warranty of any kind.

Inquiries:

Aptorum Group Limited

Investor Relations Department:

Tel: +44 20 80929299

Email: investor.relations@aptorumgroup.com

Redchip – Financial Communications United States

Investor relations

Dave Gentry

dave@redchip.com

+1 407 491 4498

Actifin – Financial Communications Europe

Investor relations

Ghislaine Gasparetto

ggasparetto@actifin.fr

+33 1 56 88 11 22